United States securities and exchange commission logo





                             September 14, 2023

       Swati Mandava
       Managing Director, Legal and Regulatory
       Brookfield Corporation
       Brookfield Place
       181 Bay Street, Suite 100
       Toronto, Ontario, Canada M5J 2T3

                                                        Re: Brookfield
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed August 18,
2023
                                                            File No. 333-274061

       Dear Swati Mandava:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed August 18, 2023

       General

   1. We note that your registration statement registers 40 million Class A limited voting shares that may be issued to
satisfy any exchange, redemption or acquisition of class A-1 exchangeable non-voting
shares that are not yet outstanding and will be newly-issued pursuant to your and
Brookfield Reinsurance Ltd.'s exchange offer on Form F-4. Please provide us with your
analysis of your eligibility to use Form F-3.
   2.                                                   Please provide
disclosure in your prospectus regarding what it means for Brookfield
                                                        Corporation and
Brookfield Reinsurance Ltd. to be "paired entities." Please clarify here and throughout, if
true, that "paired entity" is not a legal definition, or provide
 Swati Mandava
FirstName
Brookfield LastNameSwati   Mandava
           Corporation
Comapany 14,
September  NameBrookfield
               2023        Corporation
September
Page 2     14, 2023 Page 2
FirstName LastName
         an appropriate discussion of the legal and other requirements, including any relevant listing requirements for your "paired entity" structure. Alternatively, please clarify that
         "paired entity" is your own designation and that Brookfield Corporation and Brookfield
         Reinsurance Ltd. are separate corporate entities where shareholders retain the right to exchange shares of one entity into a equivalent class of the other. Indicate that there are material differences between the rights of holders of your exchangeable shares and holders of the Brookfield Class A Shares under the governing documents of your company and Brookfield Reinsurance Ltd., respectively, and the applicable laws.
3. Please provide prominent disclosure in your registration statement regarding the concurrent offerings that relate to this tranaction and how this offering fits into the overall transaction. See the Form F-4 filed by Brookfield Reinsurance Ltd. and your Schedule
         TO filings.
4. Please provide an organizational chart showing the relationship between the various
         Brookfield corporate entities such as Brookfield Corporation, Brookfield Reinsurance Ltd.
         and Brookfield Asset Management Ltd.
5. Please remove the disclosure at the bottom of page 51 to page 52. The company is responsible for the accuracy of the document throughout.
Cover Page

6. We note the disclosure on the cover page that "Each exchangeable share is exchangeable at the option of the holder thereof for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent." Please clarify here and throughout how this is "at the option of the holder" in light of the fact that Brookfield Corporation can determine the form of payment.
Exhibits

7. The legal opinion filed as Exhibit 23.1 appears to solely cover the 40 million class A limited voting shares. Please provide a legal opinion also covering the 9,285,952
         Brookfield Class A Shares from your prior registration statement on Form F-3 and the
         1,165,000 Brookfield Class A Shares issued in your March 2023 private placement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Swati Mandava
Brookfield Corporation
September 14, 2023
Page 3

       You may contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 if you
have any questions.



                                                        Sincerely,
FirstName LastNameSwati Mandava
                                                        Division of Corporation
Finance
Comapany NameBrookfield Corporation
                                                        Office of Real Estate &
Construction
September 14, 2023 Page 3
cc:       Mile T. Kurta
FirstName LastName